PROXY VOTING



SUPPLEMENTAL INFORMATION (Unaudited)
September 30 2014

Timothy Plan Family of Funds


At a Special Meeting of Shareholders on Friday December 6 2013 Trust shareholders of record as of the close of business on September 30 2013 voted to approve the following proposal:

Proposal 1: Approval of a new investment sub-advisory agreement for the Timothy Plan Defensive Strategies Fund

	FOR		AGAINST		ABSTAIN
         2671593		12337		36746


At a Special Meeting of Shareholders on Tuesday May 27 2014 Trust shareholders of record as of the close of business on April 11 2014 voted to approve the following proposal:

Proposal 1: Approval of a new investment sub-advisory agreement for the Timothy Plan Aggressive Growth Fund

	FOR		AGAINST		ABSTAIN
         1152968		31358		79424

Proposal 2: Approval of a new investment sub-advisory agreement for the Timothy Plan Large/Mid Cap Growth Fund

         FOR		AGAINST		ABSTAIN
         3568185		3261		110186